

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

André Choulika
Chief Executive Officer
Cellectis S.A.
8, rue de la Croix Jarry
75013 Paris, France

      Re: Cellectis S.A.
          Registration Statement on Form F-3
          Filed July 2, 2025
          File No. 333-288491

Dear André Choulika:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Peter E. Devlin, Esq.